CAI International, Inc. Steuart Tower 1 Market Plaza, Suite 900 San Francisco, CA 94105 Tel: 415-788-0100 Fax: 415-788-3430 www.capps.com NYSE: CAP

October 15, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	CAI International, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
File No. 1-33388

Dear Mr. O’Brien:

CAI International, Inc. (the “Company”) submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 1, 2015 relating to the above-referenced Form 10-K for the year ended December 31, 2014.  For convenience, the Staff’s comments are set forth below followed by our responses.

Item 6. Selected Financial Data, page 28

1.	We note that you are presenting Adjusted EBITDA as a performance measure. Please provide us with a comprehensive explanation as to why management believes presenting a measure that adds the receipt of principal payments from direct financing leases that (i) are recognized in the investing activities category of the consolidated statements of cash flows and (ii) will never be reflected in your GAAP results of operations results in a useful measure of your operating performance. Please refer to Item 10(e)(i)(C) of Regulation S-K for guidance.

Response:  The Company believes that Adjusted EBITDA is helpful in understanding our past financial performance as a supplement to net income and other performance measures calculated in conformity with accounting principles generally accepted in the United States (GAAP).EBITDA is widely used by securities analysts and investors to measure a company’s performance without regard to items such as interest, income tax expense, depreciation and amortization, which can vary substantially from company to company depending on accounting methods and the book value of assets, capital structure and the method by which assets were acquired.

While the Company agrees with the Staff that the inclusion of principal payments from direct financing leases in Adjusted EBITDA is not necessarily a useful measure of operating performance, it is a useful cash flow performance measure being widely used in the Company’s industry.  Operating lease revenue is required to cover both depreciation and debt servicing costs before contributing to a Company’s overhead.  Adding back the depreciation and interest reflects the net cash flow from the lease.  The cash inflow from a direct finance lease includes the principal and interest elements, the principal being similar to depreciation in an operating lease.  To make the net cash flows from the two types of leases more comparable, the principal payments from direct finance leases are added back, in a similar way that depreciation is added back for operating leases, to arrive at Adjusted EBITDA

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 35

2.	Please expand your disclosures of the amount available for borrowing under your revolving credit facilities to confirm that the disclosed amounts for both facilities are available after considering the collateral requirements and debt covenants or to disclose the amounts that are available after these two considerations to allow investors to better understand your sources of cash flow.

Response:  In response to the Staff’s comment, the Company will revise its disclosure in future filings to disclose the current availability under its revolving credit facilities after taking into account the collateral requirements under such facilities.  The Company notes that the debt covenants under the revolving credit facilities do not impact the borrowing base availability under either facility.  Set forth below is a draft of proposed expanded disclosure using the data contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.  The Company will include similar disclosure as appropriate in future filings both in MD&A and the notes to its consolidated financial statements.

Proposed Disclosure for Senior Revolving Credit Facility

As of December 31, 2014, the maximum commitment under our revolving credit facility was $760.0 million, which may be increased to a maximum of $960.0 million under certain conditions described in the agreement.  As of December 31, 2014, we had an outstanding balance of $289.0 million and total availability of $470.9 million under our revolving credit facility (net of $0.1 million in letters of credit), subject to our ability to meet the collateral requirements under the agreement governing the facility.  Based on the borrowing base and collateral requirements at December 31, 2014, the borrowing availability under the revolving credit facility was $178.9 million, assuming no additional contribution of assets.  The entire amount of the facility drawn at any time plus accrued interest and fees is callable on demand in the event of certain specified events of default.

Proposed Disclosure for CAI Rail Revolving Credit Facility

As of December 31, 2014, the maximum commitment under CAI Rail’s revolving credit facility was $250.0 million, which may be increased to a maximum of $325.0 million under certain conditions described in the agreement.  As of December 31, 2014, the outstanding balance under CAI Rail’s revolving credit facility was $61.8 million and we had $188.2 million in total availability under the facility, subject to our ability to meet the collateral requirements under the agreement governing the facility. Based on the borrowing base and collateral requirements at December 31, 2014, the borrowing availability under the revolving credit facility was $5.2 million, assuming no additional contribution of assets. The entire amount of the facility drawn at any time plus accrued interest and fees is callable on demand in the event of certain specified events of default. The revolving credit facility for CAI Rail will terminate in July 2019.

(2) Summary of Significant Accounting Policies, page 55

(d) Rental equipment, page 56

3.	Please expand your disclosures to provide the carrying value of each type of equipment held for each period presented. In this regard, we note that the various types of equipment have differing purchase prices, residual values, depreciable life, and exposure to changes in purchase price. Please refer to ASC 360-10-50-1 for guidance.

Response:  In response to the Staff’s comment, the Company will revise its disclosure in future filings to better describe the types of equipment and their carrying values for each period presented.  Set forth below is a draft of expanded disclosure that the Company proposes to include as a separate note to its consolidated financial statements, using the data contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.  The Company will include similar disclosure as appropriate in future filings.

(4)  Rental Equipment

The following table provides a summary of the Company’s rental equipment (in thousands):

	December 31,
	2014	2013
Dry containers	$1,364,331	$1,258,061
Refrigerated containers	254,788	237,900
Other specialized equipment	130,697	107,047
Rail cars	89,294	72,249
	1,839,110	1,675,257
Accumulated depreciation	(274,333)	(210,165)
Rental equipment, net of accumulated depreciation	$1,564,777	$1,465,092

(15) Segment and Geographic Information, page 72

4.	Please disclose the factors used to identify your reportable segment, including the basis of your organization. Please refer to ASC 280-10-50-21 for guidance. As part of your response, please tell us why equipment management no longer meets the requirements of a reportable segment.

Response:  In response to the Staff’s comment, the Company will revise its disclosure in future filings to include the factors used to identify the Company’s reportable segment, including the basis of organization of the Company.  Set forth below is a draft of expanded disclosure that the Company proposes to include in the segment and geographic information note to its consolidated financial statements.  The Company will include similar disclosure as appropriate in future filings:

(15)  Segment and Geographic Information

The Company organizes itself by the nature of the services it provides which includes equipment leasing and equipment management.  The equipment leasing segment derives its revenue from the ownership and leasing of equipment, and the equipment management segment derives its revenue from fees earned for managing equipment portfolios on behalf of third party investors.  For the year ended December 31, 2014, the equipment leasing segment represented in excess of 97% of the Company’s revenue and 94% of its net income.

In response to the Staff’s comment, the Company has set out below the quantitative thresholds from ASC 280-10-50-12 for the equipment management segment for the year ended December 31, 2014:

•	Revenue for the equipment management segment was $6,497,000; 2.9% of the Company’s total revenue.

•	Net income before income taxes and non-controlling interest for the equipment management segment was $3,847,000; 5.7% of the Company’s total net income before income taxes and non-controlling interest.

•	Assets of the equipment management segment were $8,542,000; 0.5% of the Company’s total assets.

The Company will continue to evaluate its segments and provide appropriate disclosures regarding segments in future filings in accordance with ASC 280 and applicable SEC rules.

5.	We note that you lease two categories of containers, dry van containers and specialized equipment, and also railcars. Please disclose revenues from external customers for these three types of products that you lease in accordance with ASC 280-10-50-40, or describe the similarities and differences between these products to help us understand why you are not providing the disaggregated disclosure.

Response: For the year ended December 31, 2014, the equipment leasing segment derived its revenue from the leasing of rail cars as well as container equipment.  Revenue derived from the leasing of rail cars for the year was $10.3 million, or less than 5% of total revenue, and was not considered significant enough to disclose separately.  The Company has increased its investment in rail car rental equipment during 2015 and will revise its disclosure in future filings as appropriate to provide the required disaggregated disclosure with respect to containers and rail cars.

With respect to containers, there are various different types of container equipment including dry van containers, and other equipment including open top containers, refrigerated containers, swap bodies, roll-trailers, flat rack containers and generator sets, collectively referred to as specialized equipment.  These various containers are available in a number of different sizes.  These types of equipment are all leased to similar customers, have similar lives and represent one service type, the leasing of container equipment.  Therefore, the Company believes that these product types are similar and should be aggregated when considering the disclosure of information about products and services in accordance with ASC 280-10-50-40.

6.	Please disclose revenues from external customers for the United States and all material, individual foreign countries, including your basis for attributing revenues from external customers to individual countries. In this regard, we note that 88.4% of your net income before income taxes and non-controlling interest was from foreign operations. Please refer to ASC 280-10-50-41 for guidance.

Response: In response to the Staff’s comment, the Company will revise its disclosure in future filings to include the geographic allocation of revenue, based on the primary domicile of the Company’s customers.  Set forth below is a draft of expanded disclosure that the Company proposes to include in the segment and geographic information note to its consolidated financial statements.  The Company will include similar disclosure as appropriate in future filings.

Geographic Data

The Company earns its revenue primarily from international containers which are deployed by its customers in a wide variety of global trade routes.  Virtually all of the Company’s containers are used internationally and typically no container is domiciled in one particular place for a prolonged period of time.  As such, substantially all of the Company’s long-lived assets are considered to be international, with no single country of use.

The following table represents the geographic allocation of revenue for the periods indicated based on customers’ primary domicile (in thousands):

	Year Ended December 31,
	2014	2013	2012
France	26,586	23,956	19,451
Japan	26,124	24,353	16,621
Korea	23,169	22,781	20,324
Switzerland	22,813	21,727	15,215
United States	13,821	11,605	6,601
Other Asia	64,677	57,421	52,054
Other Europe	33,235	31,493	26,557
Other International	17,165	19,069	17,103
Total revenue	$227,589	$212,405	$173,925

* * * *

In connection with responding to the Staff's comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (415) 788-0100. Thank you again for your time and consideration.

Respectfully submitted,

/s/ Timothy B. Page
Timothy B. Page
Chief Financial Officer